Exhibit 3.1

BARRETT BUSINESS SERVICES, INC.

Amendment to the Bylaws Adopted Effective December 17, 2015

Article I, Section 1.1 of the Bylaws of Barrett Business Services, Inc., is amended and restated in its entirety as follows:

“Section 1.1 Annual Meeting. The Annual Meeting of the stockholders shall be held in May or June of each year on the date and at the time established by the board of directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting. The board of directors shall timely establish the annual meeting date and time in conjunction with the notice of meeting requirements of Section 1.4 of these Bylaws.”